Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

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8 October 2012

Mission Completes Placement

Mission NewEnergy Limited (ASX:MBT) today announces the completion of a placement under the Company's 15% placement capacity under ASX Listing Rule 7.1. The Company placed 1,417,860 shares at A$0.0705 cents per share which is at a slight premium to the 10 day VWAP. The Company raised approximately A$100,000 to be used for general corporate purposes. Expenses of the placement were less than A$7,000.

- Announcement Ends -

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:
James Garton
Phone: + 61 8 6313 3975
james@missionnewenergy.com